[Letterhead of Akin Gump Strauss Hauer & Feld LLP]
July 9, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0407

Attn.:	Pamela A. Long Assistant Director Division of Corporation Finance Re: Quanta Services, Inc.

Re:	Responses to Comments on Amendment No. 1 to the Registration Statement on Form S-4 filed by Quanta Services, Inc. on May 29, 2007 (File No. 333-142279) and Quanta Services, Inc. Form 10-K for the year ended 12/31/2006 Filed February 28, 2007 (File No. 001-13831)
Dear Ms. Long:
     Quanta Services, Inc. (“Quanta”) today filed Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-142279) (as amended, the “Registration Statement”). This letter, which is being submitted on behalf of Quanta and InfraSource Services, Inc. (“InfraSource”), responds to your letter, dated June 22, 2007, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of June 22, 2007. For your convenience, we have also included the text of each of the comments in bold. In general, the information contained in this letter with respect to Quanta has been furnished by Quanta and the information contained in this letter with respect to InfraSource has been furnished by InfraSource. All page references contained in the responses in this letter are to the pages of the Registration Statement in the form filed today with the Commission. References in this letter to the “Merger Agreement” are to the Agreement and Plan of Merger, dated as of March 18, 2007 by and among Quanta, Quanta MS Acquisition, Inc. (“Quanta MS”) and InfraSource, and references to the “Merger” are to the transactions contemplated by the Merger Agreement pursuant to which InfraSource will merge with and into Quanta MS and become a wholly owned subsidiary of Quanta.

General
1.	We note your response to comment 2 of our letter dated May 17, 2007. Please advise us as to why the projections are not material.

Response:

Quanta and InfraSource each believes that the forecasts prepared by it are not material and would not assist its stockholders in making an informed decision regarding, in the case of the Quanta stockholders, approving the issuance of Quanta common stock in the Merger and, in the case of the InfraSource stockholders, adopting the Merger Agreement for the following reasons:
A.	Numerous factors and information were considered by the boards of directors of Quanta and InfraSource in connection with their respective reviews of the Merger. In connection with the approval of the Merger, neither Quanta nor InfraSource prepared specific projections of the combined entity resulting from the Merger that analyzed in detail the actual future estimates of financial results that might be expected to be achieved by the combined entity. Instead, each party provided to the other party, for due diligence purposes, existing forecasts of its own business on a stand-alone basis that had been previously prepared for such party’s internal budgeting purposes. Each party considered the other party’s forecasts as reasonably prepared for the purposes of due diligence in the transaction but did not necessarily view or intend any aggregation of the separate forecast information to be deemed as actual estimates or projections of the future performance of the combined entity.

B.	As noted above, the Quanta board of directors considered multiple factors in its decision-making process that were deemed material by it and are described and set forth on pages 42-44. Likewise, the InfraSource board of directors considered multiple factors in its decision-making process that were deemed material by it and are also described and set forth on pages 44-46. Relative weights to any of the multiple factors considered were not assigned by either of the boards of directors. While the forecasts of the other party, including the more reliable 2007 information that was prepared for current year budgeting purposes, were utilized as an indicator of whether the Merger would serve the best interests of a party’s stockholders, neither the Quanta board of directors nor the InfraSource board of directors relied on the forecasts of the other party as a key determinative factor in approving the Merger. Consequently, neither board’s recommendation to its stockholders was contingent on such forecasts and the exclusion of the forecasts from the Registration Statement would not deprive the stockholders of either Quanta or InfraSource from information that was specifically material to their board of directors in approving the Merger. Furthermore, based on the advice of each company’s antitrust counsel to maintain confidentiality of competitive information regarding its customers, neither company was able to review specific pending, proposed or anticipated bids for projects, existing or pending contracts or detailed customer information of the other party, which information is critical to understanding the assumptions for bidding, estimated future project awards and timing and implementation of future projects on which the forecasts were based. Without the ability to verify this information and, therefore, to evaluate many of the key assumptions underlying the forecasts, it would have been difficult for either company’s board of directors to give material determinative weight to such forecasts prepared by the other party or information aggregating the separate forecasts of the two parties. Moreover, given the nature of the businesses of Quanta and InfraSource, the forecasts prepared by each party are subject to inherent uncertainty and numerous risks (including the success rate for bid projects, the timing and implementation of projects and contracts, the impact of weather conditions and adverse changes in the markets served by Quanta or InfraSource or in the businesses of either company) that were beyond the ability of either company to control or predict. The information did, however, give each board a valid perspective in its due diligence of the transaction.

C.	The companies believe that the inclusion of any forecasts would be misleading to the stockholders of Quanta and InfraSource because of the significant number of assumptions made in creating such forecasts and because of the risk that stockholders would be misled by combining the separate forecasts of the two companies and would deem such combined information as projections of future results. Based on its integration plans, however, Quanta believes that the only useful forward looking information prepared in connection with the Merger is the expected cost savings and operational synergies, including approximately $20 million in 2008 related to the Merger, which is disclosed on page 43. While these expectations and synergies are subject to risks and uncertainties as described under “Risk Factors”, including those associated with the ability to realize the anticipated benefits of combining the two companies, Quanta is comfortable with such disclosure of this forward looking statement based on its near term expectations and quantifiable integration plans.
Comparative Quanta and InfraSource Market Price Data, page 23
2.	Please provide equivalent per share data for InfraSource stock as of March 16, 2007, as required by Item 3(g) of Form S-4.

Response:

In response to the Staff’s comment, the disclosure on page 23 has been revised.

The Merger, page 33
Background of the Merger, page 33
3.	We note your response to comment 17 of our letter dated May 17, 2007. Please revise your disclosure regarding the December 8, 2005, meeting to clarify that no specific acquisition proposal was made at that time. Please also revise your discussion to disclose the parameters of the “possible acquisition of InfraSource by Quanta” that were discussed at the board meeting.

Response:

In response to the Staff’s comment, the disclosure on pages 33-34 has been revised.

4.	We note your response to comment 19 of our letter dated May 17, 2007. Please revise your discussion to disclose that you were not involved in discussions with any alternative parties to Quanta after February 2006.

Response:

In response to the Staff’s comment, the disclosure on page 34 has been revised.
Opinion of Quanta’s Financial Advisor, page 46
Selected Company Analysis, page 50
5.	We note your response to comment 26 of our letter dated May 17, 2007. Please revise your discussion to disclose whether other companies meeting the stated criteria (publicly traded, similar industry with similar lines of business, and market value between $550 million and $1.1 billion) were identified by Credit Suisse in its analysis. If so, please revise to name these companies and to disclose why each was determined to be incomparable to InfraSource or Quanta.

Response:

In response to the Staff’s comment, the disclosure on page 50 has been revised.
Opinion of InfraSource’ s Financial Advisor, page 51
Analysis of InfraSource, page 53
Comparable Public Companies Analysis, page 54
6.	Please respond to prior comment 26 with respect to the comparable public companies analysis performed by Citigroup in its evaluation of InfraSource.

Response:

In response to the Staff’s comment, the disclosure on page 54 has been revised.

Analysis of Quanta, page 55
Comparable Public Companies Analysis, page 55
7.	We note your response to comment 26 of our earlier comment letter with respect to Citigroup’s comparable public companies analysis of Quanta. Please briefly expand the discussion of Quanta’s unique characteristics that set it apart from the companies included in Citigroup’s analysis of InfraSource. In addition, please briefly discuss the utility of a comparable public companies analysis that evaluates only the parties to the transaction.

Response:

In response to the Staff’s comment, the disclosure on page 56 has been revised.
Discounted Cash Flow Analysis, page 56
8.	We note the statement that the selected terminal EBITDA multiple range “was based on the historical and current range of multiples for publicly traded companies.” Please revise to clarify whether the companies included in calculating the range were the same as in the Comparable Public Companies Analysis or in another analysis performed by Citigroup. If companies other than InfraSource and Quanta were used, please briefly address why such companies terminal 2011E EBITDA multiples were useful to this analysis in light of such companies’ exclusion from the Comparable Public Companies Analysis due to “Quanta’s unique growth characteristics, operations profile and end markets served.”

Response:

In response to the Staff’s comment, the disclosure on page 55 has been revised to disclose that information of the four other comparable public companies was used in the discounted cash flow analysis of InfraSource and the disclosure on page 56 has been revised to clarify that only information of InfraSource and Quanta was used in the discounted cash flow analysis of Quanta.
Financial Statements
Notes to Unaudited Pro Forma combined Financial Statements
Note 2(a)— Purchase Price, page F-6
9.	We note your response to our previous comment 38 and appreciate the additional information about acquired backlog. We have the following additional comments:
•	Pro forma Note 2(f) states that the acquired backlog has a weighted average life of 2.28 years. However, we read on page 6 of InfraSource’s December 31, 2006 Form 10-K that they expected to complete about two- thirds of their backlog during 2007. Please tell us whether your calculation of weighted average life for backlog differs from what InfraSource relied upon in creating its 10-K disclosure, and if so, please explain how and why. In this regard, we read in your response that you assigned a 19 year useful life to acquired backlog related to Telecommunications Services, and it is unclear to us why such a long life would be appropriate.

•	Please explain to us in more detail how you considered InfraSource’s master service agreements in calculating acquired backlog. If your methodology differs from the disclosures on page 6 of InfraSource’s 10-K, please explain how and why. In this regard, we note your response to our prior comment 42.

•	Please provide us with a more detailed explanation of how you calculated the future cash flows associated with InfraSource’s backlog. If your valuation included any consideration of whether the acquired backlog contracts were favorable or unfavorable compared to the market or compared to “normal” margins, please explain this to us in reasonable detail. Refer to paragraphs B17l through B174 of SFAS 141.
Response:
Please note that Quanta is responding to each sub-request asked by the Staff by providing its answer following each bullet point below.
•	Pro forma Note 2(f) states that the acquired backlog has a weighted average life of 2.28 years. However, we read on page 6 of InfraSource’s December 31, 2006 Form 10-K that they expected to complete about two-thirds of their backlog during 2007. Please tell us whether your calculation of weighted average life for backlog differs from what InfraSource relied upon in creating its 10-K disclosure, and if so, please explain how and why. In this regard, we read in your response that you assigned a 19 year useful life to acquired backlog related to Telecommunications Services, and it is unclear to us why such a long life would be appropriate.
InfraSource determined the amount disclosed as backlog in its December 31, 2006 Form 10-K by estimating the amount of revenue expected from work to be performed on uncompleted contracts. Alternatively, Quanta valued the intangible asset associated with the InfraSource backlog to be acquired in the Merger based on the present value of the expected net cash flows produced by the backlog.
The longer weighted average life for the acquired backlog is attributable to the impact of the higher margins earned by the InfraSource Telecommunication Services segment as compared to the InfraSource Infrastructure Construction Services segment. As calculated from information disclosed on page 87 of InfraSource’s December 31, 2006 Form 10-K, Telecommunication Services had operating margins of 46.3% compared to 5.1% for the Infrastructure Construction Services for the year ended December 31, 2006. Additionally, Telecommunication Services current revenue projections are through the year 2025 based on contractual obligations existing as of March 31, 2007. The higher margins and longer contractual terms of the Telecommunication Services backlog extended the weighted average life of the total acquired backlog as Telecommunication Services contributes a higher percentage of cash flows relative to the total acquired backlog than the percentage of revenue it contributes for total revenue backlog disclosed by InfraSource.
As stated above, the Telecommunication Services current revenue projections are through the year 2025, or nineteen years, based on contractual obligations existing as of March 31, 2007. Quanta therefore concluded that the amortization of the backlog intangible asset associated with Telecommunication Services will be over a nineteen year useful life based upon the economic consumption of the backlog.
•	Please explain to us in more detail how you considered InfraSource’s master service agreements in calculating acquired backlog. If your methodology differs from the disclosures on page 6 of InfraSource’s 10-K; please explain how and why. In this regard, we note your response to our prior comment 42.
Quanta used revenue backlog information provided by InfraSource as the basis for calculating the acquired intangible asset associated with backlog. The information provided by InfraSource included an estimate of work to be performed under Master Service Agreements (MSAs) based upon historical experience, factoring in seasonal demand and projected customer needs based upon ongoing communications with the customer. Therefore, the methodology utilized by Quanta in valuing the backlog intangible asset associated with MSAs is consistent with InfraSource’s disclosure as described on page 6 of InfraSource’s 10-K.
•	Please provide us with a more detailed explanation of how you calculated the future cash flows associated with InfraSource’s backlog. If your valuation included any consideration of whether the acquired backlog contracts were favorable or unfavorable compared to the market or compared to “normal” margins, please explain this to us in reasonable detail. Refer to paragraph B171 through B174 of SFAS 141.
The fair value of the backlog was estimated using the value-in-use concept utilizing the income approach, specifically the excess earnings method. The excess earnings analysis consists of discounting to present value the projected cash flows attributable to the acquired backlog with consideration given to InfraSource’s business plan, the economic unit’s revenues, operating margins, capital charges for the use of supporting assets, income taxes, and the required rate of return on the backlog. General input variables common to the valuation analysis of backlog are as follows:
Revenue Projections: The revenue projections represented the expected revenues from the existing backlog as of the transaction date.
Operating Expenses: Operating expenses for the backlog were estimated based on historical and projected EBITDA margins for InfraSource.
Capital charges: The capital charges represent the “rental” charge for the use of the assets required to support the generation of income from the backlog. Quanta estimated capital charges for working capital, property, plant and equipment, and for a trained and assembled workforce. The capital charges were applied based on a percent of revenue.

Effective Tax Rate: A blended effective state and federal tax rate of 40 percent was applied to estimate the backlog profit after taxes.
In calculating the fair value of the acquired backlog, Quanta considered the expected revenues that were directly attributable to the existing InfraSource backlog as of March 31, 2007. Operating margins were based upon InfraSource’s historical and projected EBITDA margins. These margins were reviewed against prior actual results realized by InfraSource as well as Quanta’s experiences in the markets in which InfraSource operates. These projected EBITDA margins were then applied to the expected revenue stream to arrive at EBITDA derived from the backlog. Quanta then applied estimated capital charges for working capital, fixed assets, and an assembled work force. It should be noted that Quanta analyzed the capital charges independently for the Telecommunications Services and Infrastructure Construction Services segments as they have different capital requirements. These charges were calculated as a percentage of their adjusted revenues. Quanta then applied a blended effective tax rate of 40 percent to arrive at the profit after taxes. The after-tax cash flows were then discounted to present values using a risk adjusted discount rate.
As Quanta used the excess earnings method to calculate the fair market value of the backlog, Quanta believes valuations produced using this methodology approximate the fair value of the cash flows, whether the backlog is favorable or unfavorable in relation to the current market conditions.
10.	We note your response to prior comments 38 and 39 concerning acquired customer relationships and have the following comments:
•	We read in your response that you expect the estimated attrition rates of InfraSource’s customers to be “relatively low.” Please explain to us in more detail how you estimated this attrition rate, including whether it is based on InfraSource’s historic attrition rate.

•	Please provide us with a more detailed explanation of how you calculated the future cash flows associated with InfraSource’s customer relationships. If your valuation included any consideration of whether the resulting cash flows were favorable or unfavorable compared to the market or compared to “normal” margins, please explain this to us in more detail.

•	Please tell us whether you and InfraSource have any overlap in customers, and if so, please tell us how or if this overlap affected your valuation of acquired customer relationships. Please refer to the guidance on valuing customer related intangible assets in Chad Kokenge’s speech at the 2003 AICPA National Conference on Current SEC Developments, available on our website at www.sec.gov/news/speech/spch121103cak.htm, and Pam Schlosser’s speech at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, available on our website at www.sec.gov/news/speech/spch120505ps.htm.

Response:
Please note that Quanta is responding to each sub-request asked by the Staff by providing its answer following each bullet point below.
•	We read in your response that you expect the estimated attrition rates of InfraSource’s customers to be “relatively low.” Please explain to us in more detail how you estimated this attrition rate, including whether it is based on InfraSource’s historic attrition rate.
InfraSource provided Quanta information which showed little customer attrition for the past several years among InfraSource’s top customers. Management from both Quanta and InfraSource were questioned on the possibility of increased attrition as a result of the Merger, with both management teams expressing their belief that the Merger would not affect customer attrition. Quanta also reviewed the use of MSAs by InfraSource, the majority of which are renewed at the end of the contract. The Telecommunication Services customers typically sign long-term contracts ranging from five to twenty-five years, which also supports Quanta’s low customer attrition estimates for this segment. InfraSource’s top ten customers provided approximately 46%, 45% and 44% of InfraSource’s consolidated revenues for the years ended December 31, 2004, 2005 and 2006. Exelon, InfraSources’s top customer for the last three years, accounted for approximately 17%, 18% and 14% of InfraSource’s revenues for the years ended December 31, 2004, 2005 and 2006. Based on this information, due in part to the significant concentration of revenues among a few customers as well as the stability of these revenues, Quanta and InfraSource concluded that relatively low estimated customer attrition rates were appropriate.
•	Please provide us with a more detailed explanation of how you calculated the future cash flows associated with InfraSource’s customer relationships. If your valuation included any consideration of whether the resulting cash flows were favorable or unfavorable compared to the market or compared to “normal” margins, please explain this to us in more detail.
The fair value of the acquired customer relationships for the Telecommunication Services and Infrastructure Construction Services segments was estimated by Quanta using the income approach, specifically the excess earnings method. The analysis under this method consists of discounting to present value the projected cash flows given the importance (or lack thereof) of existing customer relationships to the operating margins, capital charges for the use of supporting assets, income taxes, and the required rate of return on the subject asset.
General input variables common to the valuation analysis of customer relationships are as follows:
Revenue Projections: The revenue projections represented the expected revenues from the customer relationships existing as of the transaction date. The customer relationship revenue stream included consideration for expected customer turnover or attrition.

Customer Turnover and Economic Life: To simulate customer turnover, a decline curve based on the length of the relationship and historical attrition was applied to the projected revenues from the customer relationships.
Operating Expenses: Operating expenses for the customer relationships were estimated based on projected EBITDA margins for Infrasource.
Capital charges: The capital charges represent the “rental” charge for the use of the assets required to support the generation of income from customers. Quanta estimated capital charges for working capital, property, plant and equipment, and for a trained and assembled workforce. The capital charges were applied based on a percent of revenue.
Effective Tax Rate: A blended effective state and federal tax rate of 40 percent was applied to estimate the customer base profit after taxes.
In calculating the fair value of the acquired customer relationships, Quanta considered the expected revenues that were directly attributable to those customers generating significant sales. Operating margins were based upon InfraSource’s projected EBITDA margins. These margins were reviewed against prior actual results realized by InfraSource as well as Quanta’s experiences in the markets in which InfraSource operates. These EBITDA margins were then applied to the expected revenue stream to arrive at EBITDA derived from the customer relationships. Quanta then applied estimated capital charges for working capital, fixed assets, and an assembled work force. It should be noted that Quanta analyzed the capital charges independently for the Telecommunications Services and Infrastructure Construction Services segments as they have different capital requirements. These charges were calculated as a percentage of their adjusted revenues. Quanta then applied a blended effective tax rate of 40 percent. The effective tax rate was applied to arrive at the profit after taxes. The after-tax cash flows were then discounted to present values using a risk adjusted discount rate. As using the excess earnings method to value the customer relationships is inclusive of backlog, to arrive at the fair value of the customer relationships, it is necessary to subtract the value of the previously discussed backlog to derive the remaining value attributable to the customer relationships.
As Quanta used the excess earnings method to calculate the fair market value of the customer relationships, Quanta believes valuations produced using this methodology approximate the fair value of the cash flows, whether the customer relationships are favorable or unfavorable in relation to the current market conditions.
•	Please tell us whether you and InfraSource have any overlap in customers, and if so, please tell us how or if this overlap affected your valuation of acquired customer relationships. Please refer to the guidance on valuing customer related intangible assets in Chad Kokenge’s speech at the 2003 AICPA National Conference on Current SEC Developments, available on our website at www.sec.gov/news/speech/spch121103cak.htm, and Pam Schlosser’s speech at the 2005 AICPA National Conference on Current SEC and PCAOB

Developments, available on our website at www.sec.gov/news/speech/spch12505ps.htm
Quanta and InfraSource have very little customer overlap. However, Quanta reviewed the overlapping customers in light of new opportunities afforded to the combined entity. Quanta therefore did not reduce or eliminate any overlapping customers when deriving fair value for the associated customer relationships.
11.	We read in Note 1 to InfraSource’s December 31, 2006, financial statements that InfraSource’s historic intangible assets include acquired volume agreements. Please tell us if or how these volume agreements are included in your valuation of InfraSource’s backlog or other customer relationships.
Response:
The reference in Note 1 to the Consolidated Financial Statements of InfraSource’s December 31, 2006 Form 10-K to acquired volume agreements primarily relates to the volume agreement InfraSource signed in September 2003 with Exelon Corporation in connection with the acquisition transaction that formed InfraSource. As described on pages 5 and 6 of the InfraSource Form 10-K for the year ended December 31, 2006, such volume agreement was expected to be fulfilled over the period from September 23, 2003 through December 31, 2006, but because InfraSource received significantly higher than expected levels of work from Exelon, this volume agreement was satisfied in the fourth quarter of 2005. The remaining InfraSource volume agreements valued at approximately $800,000 were to be fully amortized by the end of 2008. Due to the relatively immaterial amount remaining under these volume agreements, Quanta did not separately value the volume agreements, but rather included the remaining underlying contracts in the valuation of customer relationships and backlog.
Item 22. Undertakings, page II-3
12.	We note your response to comment 41 of our letter dated May 17, 2007. Please revise to also provide the undertaking required by Items 512(a)(5)(ii) and (6) of Regulation S-K.
Response:
In response to the Staff’s comment, the disclosure on page II-3 has been revised.
Quanta Services, Inc., Form 10-K for the year ended 12/31/2006
Management’s Discussion and Analysis
Results of Operations, page 27
13.	We note your response to our prior comment 44. Since you state that you do not separately track gross margins for each of your electric power and gas customers, telecommunications and cable television customers, and ancillary services, if you provide disclosure in future filings similar to that provided in your 10-K such that you separately address the gross margins for these types of customers and services, please revise to briefly explain how you derived your information on gross margins. We believe this provides important context to your readers.
Response:
Quanta has noted the Staff’s comments and in future filings, will provide more detailed explanations regarding how Quanta derives information on gross margins.
Critical Accounting Policies — Valuation of Intangibles and Long-Lived Assets, page 36
14.	We note your response to our prior comment 47. Please refer to paragraph 47 of SFAS 142 and to our Release 33-8350. Your 2006 impairment of goodwill had a significant impact on your income statement and therefore merits a reasonably detailed explanation to your investors. Revise future filings, either here or in the footnotes to your financial statements, to provide greater context around this impairment and more insight into whether or how this impairment impacts the likelihood of future impairments. We continue to believe that it provides useful information to your readers to disclose that $30.2 million of goodwill remains at this reporting unit and to briefly explain why that goodwill balance was not impacted by the current impairment. Given your disclosure at the top of page 37 and in Note 2 to your financial statements that the impairment was associated with a business that has historically served the cable television industry, we continue to believe that it provides useful information to your readers to provide context as to whether management believes the current impairment signals an increased likelihood of future similar impairments at your other businesses that serve the cable television industry. In this regard, information similar to that provided in your response concerning the other industries served by these reporting units would appear appropriate for this disclosure.
Response:
Quanta has noted the Staff’s comments and in future filings, will provide greater context around this impairment and more insight into whether or how this impairment impacts the likelihood of future impairments.
Notes to Consolidated Financial Statements
Note 2— Summary of Significant Accounting Policies — Revenue Recognition, page 52
15.	We note your response to our prior comment 49 and the disclosures in your 10-K. Based on your response, it appears that you recognize revenue for non-fixed price design and/or installation contracts as services are provided and not under the percentage of completion method. Furthermore, the final sentence of your response appears to indicate that when you recognize revenue as services are provided, you may calculate the amount of revenue to be recognized using some form of input-based approach, such as costs or time and materials. Since you are not accounting for these non-fixed price construction contracts under the percentage of completion method, please help us to understand how you determined that it was appropriate to use an input-based approach to measure revenue recognition, and the accounting guidance that you are relying upon. Refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
Response:
Quanta does not exclusively use an input-based approach to determine revenue for non-fixed price design and/or installation contracts. Quanta performs work under various types of contracts, a significant amount of which are unit-based contracts where the utilization of an output-based measurement is appropriate. Under these contracts, Quanta recognizes revenue when units are completed based on pricing established between Quanta and the customer for each unit of delivery. The unit of delivery defined for each contract varies based upon negotiations with each customer and the type of work being performed. The pricing of each unit of delivery is based on a standardized per unit pricing and is consistent with stand alone sales of generally comparable units. Under Quanta’s unit-based contracts, Quanta recognizes revenue as the units are installed, which best reflects the pattern in which the obligation to the customer is fulfilled. In these circumstances, the input-based approach is not appropriate as the cost of the units installed varies depending upon the weather, geography and various other factors. Materials utilized are typically owner-furnished materials and are not included in revenues.
However, as previously mentioned, some of Quanta’s contracts are hourly, cost-plus or time and materials type contracts. The majority of Quanta’s work under these types of contracts is labor-based service work whereby Quanta charges an hourly rate. Quanta’s rights and obligations to the customer are defined within the hourly rates. Materials associated with these contracts are typically owner-furnished. However, the types of outputs derived from Quanta’s work under these arrangements vary significantly from contract to contract, from customer to customer and among each of the different types of services Quanta provides such that there is no standardized unit of output that would be appropriate as a measure of the earnings process. Therefore, there is no definable standard output to be delivered other than the labor hours provided; accordingly, Quanta believes the most appropriate revenue recognition model is a proportional performance model.
Quanta has relied on Staff Accounting Bulletin No. 104 in determining the appropriate revenue recognition method to apply in each of the circumstances outlined above.
16.	Your response to our prior comment 49 also appears to indicate that you recognize revenue from maintenance contracts as services are provided, and that you may measure this using some form of input-based approach, such as costs or time and materials. It is unclear to us how you determined that it was appropriate to use an input-based approach to measure revenue recognition for maintenance services. Refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Please advise, or demonstrate to us that there is no material difference between this method and measuring revenues using proportional performance or output-based measures, and revise your accounting policy in future filings.
Response:
Quanta does not exclusively use an input-based approach to determine revenue for maintenance contracts. Quanta does not receive any monthly or annual maintenance fees, but rather is paid when services are provided for a particular unit of delivery or hourly service. Quanta performs work under various types of contracts, a significant amount of which are unit-based contracts where the utilization of an output-based measurement is appropriate. Under these contracts, Quanta recognizes revenue when units are completed based on pricing established between Quanta and the customer for each unit of delivery. The unit of delivery defined for each contract varies based upon negotiations with each customer and the type of work being performed. The pricing of each unit of delivery is based on a standardized per unit pricing and is consistent with stand alone sales of generally comparable units. Under Quanta’s unit-based contracts, Quanta recognizes revenue as the units are installed, which best reflects the pattern in which the obligation to the customer is fulfilled. In these circumstances, the input-based approach is not appropriate as the cost of the units installed varies depending upon the weather, geography and various other factors. Materials utilized are typically owner-furnished materials and are not included in revenues.
However, as previously mentioned, some of Quanta’s contracts are hourly, cost-plus or time and materials type contracts. The majority of Quanta’s work under these types of contracts is labor-based service work whereby Quanta charges an hourly rate. Quanta’s rights and obligations to the customer are defined within the hourly rates. Materials associated with these contracts are typically owner-furnished. However, the types of outputs derived from Quanta’s work under these arrangements vary significantly from contract to contract, from customer to customer and among each of the different types of services Quanta provides such that there is no standardized unit of output that would be appropriate as a measure of the earnings process. Therefore, there is no definable output to be delivered other than the labor hours provided; accordingly, Quanta believes the most appropriate revenue recognition model is a proportional performance model.
Quanta will modify its revenue recognition disclosure in future filings to more thoroughly discuss our revenue recognition policies and specifically distinguish where Quanta uses an input-based approach versus an output-based approach.
17.	We read in your response to our prior comment 49 that you enter into contracts that contain both installation and maintenance obligations. Please explain to us in more detail how you determine the amount of revenue related to each and the accounting guidance that you are relying upon.
Response:

Quanta does enter into contracts that contain both installation and maintenance obligations. These contracts may be priced various ways although they are typically unit-based or based on an hourly rate or a combination of the two. The pricing of any unit or hourly rate is based on the relative fair value of the services provided. Pricing is based on vendor objective evidence of fair value of comparable work performed for similar contracts of comparable size and complexity. This is typically evidenced by the fact that all contracts are competitively bid or negotiated upon renewals. Quanta then recognizes revenue for the services provided consistent with our response to the Staff’s Comment Number 15 and 16 above.
18.	We read in your response to our prior comment 50 that substantially all significant materials on contracts that you account for under percentage of completion are provided by the customer. Please revise your accounting policy in future filings to disclose this fact and to clarify whether these customer-furnished materials are included in your contract revenues and costs. Refer to paragraph 60 of SOP 81-1.
Response:
Customer-furnished materials are not included in Quanta’s contract revenues and costs in accordance with paragraph 60 of SOP 81-1. Quanta has not historically disclosed that substantially all of its materials are provided by Quanta’s customers as this may imply to a reader that this may be the case in the future. Quanta expects that contracts in the future may require it to provide larger portions of materials and Quanta is unable to determine whether those amounts provided by customers in the future will represent substantially all of the materials Quanta may utilize on its aggregate projects. As such, Quanta respectfully submits that it will revise the disclosure of its accounting policy in future filings to clarify that, where materials are provided by the customer, these amounts are not included in revenues and costs.

     Please contact me at (713) 220-5896, via fax at (713) 236-0822 or via e-mail at clafollette@akingump.com, or John Goodgame of the same firm at (713) 220-8144 if you have any comments or questions about this letter of if we can provide additional information.

Very truly yours,

/s/ Christine B. LaFollette Christine B. LaFollette, Esq.

cc:	Tana L. Pool, Esq.
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

Deborah C. Lofton, Esq.
InfraSource Services, Inc.
100 West Sixth Street, Suite 300
Media, Pennsylvania 19063

Mark Zvonkovic, Esq.
John Goodgame, Esq.
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana St., 44th Floor
Houston, Texas 77002

Mary J. Mullany, Esq. Ballard Spahr Andrews & Ingersoll, LLP 51st Floor, 1735 Market Street Philadelphia, Pennsylvania 19103

Matt Franker Mindy Hooker Jennifer Thompson Andy Schoeffler Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-0407